



Securitas Systems AB

17 May 2010

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA



SUPPL

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Johan Andersson
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 23
Mobile: +46 702 100 451
E-mail:johan@niscayah.com

Johan.andersson@niscayah.com


SEC MAIL
RECEIVED
PROCESSING
SECTION
MAY 2010
WASH. D.C.
193

6/15



# INTERM REPORT JANUARY–MARCH 2010

- Sales amounted to **MSEK 1,681 (2,002)**, of which the organic growth was **-9 percent (-6).**
- Sales of services amounted to **MSEK 794 (833)**, of which the organic growth was **3 percent (1).**
- A restructuring program was initiated during the quarter. Annual savings amount to **MSEK 180**, with full effect from the first quarter 2011. Restructuring costs of **MSEK 200** were charged to results in the quarter.
- Operating profit (EBIT), excluding restructuring costs, amounted to **MSEK 93 (131)**, corresponding to an operating margin (EBIT) of **5.5 percent (6.6).** Foreign exchange effects impacted operating profit by **MSEK -7 (+11).**
- Profit before tax, excluding restructuring costs, amounted to **MSEK 91 (122).**
- Net profit amounted to **MSEK -76 (84)** and earnings per share amounted to **SEK -0.21 (0.23).**
- The operating cash flow, including restructuring program, amounted to **MSEK 108 (241).**

## CEO, HÅKAN KIRSTEIN'S COMMENTS

The first quarter of the year was characterized by a continued weak market situation with low demand and a high degree of price competition, particularly within implementation. Our purposeful investment in sales of services has delivered results and the organic growth within services amounted to 3 percent in the quarter. Activity among our customers continued to be low within implementation and the organic growth amounted to -18 percent in the quarter. The EBITA margin for the group, excluding restructuring costs, amounted to 6.0 percent, which is a decline of one percentage point and is mainly due to lower implementation sales within Mainland Europe.

To counter the weak market situation we initiated a restructuring program during the quarter aimed at reducing costs, increasing the centralization within the countries and thereby raising efficiency in the company. The program will deliver annual savings of approximately MSEK 180 with full effect from the first quarter 2011. Restructuring costs related to the program amount to MSEK 200, and are charged to results in this quarter.

The general market climate is expected to continue to be weak during 2010, particularly within implementation. We are continuing to focus on refinement of the service offering by generating recurring revenue while at the same time prioritizing margins over growth.

# Financial overview – Group

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | Rolling 12 month | Jan-Dec 2009 |
|---|---|---|---|---|
| Sales | 1,681 | 2,002 | 7,300 | 7,621 |
| *Sales growth, %* | *-16* | *11* | *-11* | *-5* |
| *Organic sales growth, %* | *-9* | *-6* | *-13* | *-12* |
| Sales, Services | 794 | 833 | 3,247 | 3,286 |
| *Sales growth, Services, %* | *-5* | *19* | *1* | *7* |
| *Organic sales growth, Services, %* | *3* | *1* | *-1* | *-1* |
| Gross profit | 456 | 670 | 2,388 | 2,602 |
| Gross profit[1] | 576 | 670 | 2,508 | 2,602 |
| *Gross margin, %[1]* | *34.2* | *33.5* | *34.4* | *34.1* |
| Selling and administrative expenses | -555 | -531 | -2,103 | -2,079 |
| Selling and administrative expenses[1] | -475 | -531 | -2,023 | -2,079 |
| *Selling and administrative expenses, margin, %[1]* | *28.3* | *26.5* | *27.7* | *27.3* |
| EBITDA | -58 | 187 | 461 | 706 |
| EBITDA[1] | 142 | 187 | 661 | 706 |
| *EBITDA margin, %[1]* | *8.4* | *9.3* | *9.1* | *9.3* |
| Operating profit before amortization (EBITA) | -99 | 139 | 285 | 523 |
| Operating profit before amortization (EBITA)[1] | 101 | 139 | 485 | 523 |
| *EBITA margin, %[1]* | *6.0* | *7.0* | *6.6* | *6.9* |
| Operating profit (EBIT) | -107 | 131 | 254 | 493 |
| Operating profit (EBIT)[1] | 93 | 131 | 454 | 493 |
| *Operating margin (EBIT), %[1]* | *5.5* | *6.6* | *6.2* | *6.5* |
| Net financial income/expense | -1 | -9 | -24 | -33 |
| Profit before tax | -109 | 122 | 230 | 460 |
| Profit before tax[1] | 91 | 122 | 430 | 460 |
| Net profit | -76 | 84 | 160 | 320 |
| Earnings per share, SEK | -0.21 | 0.23 | 0.43 | 0.87 |
| *Return on capital employed, %, (12 months)* | 10 | 9 | *10* | *17* |
| *Return on capital employed, %, (12 months)[1]* | 15 | 15 | *15* | *17* |
| *Return on equity, %, (12 months)* | 8 | -18 | *8* | *16* |

[1]Excl. restructuring costs for 2010 amounting to MSEK 200, apportioned as cost of goods sold of MSEK 120 and selling and administrative expenses of MSEK 80.

**Group, sales per quarter**

MSEK


2 500
2 000
1 500
1 000
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10

**Group, Operating profit before amortization (EBITA) and EBITA margin per quarter[1]**

MSEK


250
200
150
100
50
0
10%
8%
6%
4%
2%
0%
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10

[1]Excluding restructuring costs for 2008 and 2010.

## Sales

**JANUARY-MARCH 2010**

Sales during the quarter decreased by 16 percent to MSEK 1,681 (2,002), of which the organic sales growth amounted to -9 percent (-6). Sales of services decreased by 5 percent and amounted to MSEK 794 (833), of which the organic sales growth of services amounted to 3 percent (1).
Sales of implementation projects decreased during the period by 24 percent (+7), of which the organic sales growth amounted to -18 percent (-10).

The sales mix between sales of implementation projects and sales of services has changed during the quarter, of which the share of services amounted to 47 percent (42).
Changes in foreign exchange rates impacted sales during the quarter by MSEK -140 (+228), largely a result of the Swedish krona's strengthening against the euro.

## Earnings

### JANUARY-MARCH 2010

Operating profit before amortization (EBITA), excluding restructuring costs, decreased by 28 percent to MSEK 101 (139) and the EBITA margin decreased to 6.0 percent (7.0). Operating profit (EBIT), excluding restructuring costs, decreased by 29 percent to MSEK 93 (131) and the operating margin (EBIT) decreased to 5.5 percent (6.6).The restructuring costs amounted to MSEK 200 and are apportioned as cost of goods sold of MSEK 120 and selling and administrative expenses of MSEK 80. Operating profit (EBIT) was impacted during the quarter by changes in foreign exchange rates amounting to MSEK -7 (+11).
Net financial items during the quarter amounted to MSEK -1 (-9). Changes in foreign exchange rates impacted net financial items by MSEK +13 (+10).
Profit before tax, excluding restructuring costs, decreased by 25 percent to MSEK 91 (122).
The net profit for the quarter amounted to MSEK -76 (84).

## Return on capital employed and shareholders' equity

The group's return on capital employed, excluding restructuring costs, was 15 percent as of March 31, 2010 (17 percent as of December 31, 2009). The group's capital employed amounted to MSEK 2,928 as of March 31, 2010 (MSEK 3,149 as of December 31, 2009). The return on equity, including restructuring costs, was 8 percent (16 percent as of December 31, 2009).The group's equity amounted to MSEK 1,858 as of March 31, 2010 (MSEK 2,056 as of December 31, 2009).

## Niscayah's share

Earnings per share for the quarter amounted to SEK -0.21 (0.23). Equity per share on March 31, 2010 was SEK 5.07 (5.65) and the share price was SEK 13.90 (9.85). The total number of outstanding shares is unchanged since the listing and amounted to 365,058,897 as of March 31, 2010.

## Financial goals

Niscayah has two main financial goals:

- An average yearly sales growth of more than 10 percent, including acquisitions
- An average yearly return on capital employed to exceed 20 percent

As of March 31, 2010, sales growth amounted to -16 percent (currency adjusted -9 percent) and return on capital employed, excluding restructuring costs, amounted to 15 percent.
The long-term financial goals are target figures over an entire business cycle.

## Outlook

The general market climate is expected to continue to be weak during 2010, particularly within implementation. Niscayah is continuing to focus on refinement of the service offering by generating recurring revenue while at the same time prioritizing margins over growth.

# Mainland Europe

The share of services amounted to 50 percent (44) of the segment's total sales during the quarter. The market continues to be weak in the segment, particularly in the Central and Southern parts of Europe, meaning that sales of implementation projects are being deferred to a future date. Costs of MSEK 170 related to the restructuring program were charged during the quarter, which is expected to deliver annual savings of approximately MSEK 150 from the first quarter 2011.

**Mainland Europe, sales per quarter**


MSEK
2 000
1 600
1 200
800
400
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10

**Mainland Europe, Operating profit before amortization (EBITA) and EBITA margin per quarter[1]**


MSEK
250
200
150
100
50
0
12%
10%
8%
6%
4%
2%
0%
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10

[1]Excluding restructuring costs for 2008 and 2010.

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | Jan-Dec 2009 |
|---|---|---|---|
| Sales | 1,282 | 1,551 | 5,996 |
| *Sales growth, %* | *-17* | *13* | *-3* |
| *Organic sales growth, %* | *-12* | *-2* | *-10* |
| Sales, Services | 643 | 677 | 2,701 |
| *Sales growth, Services, %* | *-5* | *15* | *4* |
| *Organic sales growth, Services, %* | *2* | *0* | *-2* |
| Operating profit before amortization (EBITA) | -61 | 158 | 603 |
| Operating profit before amortization (EBITA)[1] | 109 | 158 | 603 |
| *EBITA margin, %[1]* | *8.5* | *10.2* | *10.1* |
| Operating profit (EBIT) | -66 | 154 | 587 |
| Operating profit (EBIT)[1] | 104 | 154 | 587 |
| *Operating margin (EBIT), %[1]* | *8.1* | *9.9* | *9.8* |

[1]Excl. restructuring costs for 2010 amounting to MSEK 170.

**JANUARY-MARCH 2010**

Sales decreased by 17 percent to MSEK 1,282 (1,551), of which -12 percent was organic growth. Sales of services decreased by 5 percent during the quarter and amounted to MSEK 643 (677), of which the organic growth was +2 percent.
Sales of implementation projects decreased by 27 percent (+10) during the quarter, of which -22 percent (-5) was organic growth.
The sales mix between sales of implementation projects and sales of services has changed during the period, of which the share of services amounted to 50 percent (44).

The EBITA margin, excluding restructuring costs, amounted to 8.5 percent (10.2). The restructuring costs amounted to MSEK 170.
Changes in foreign exchange rates have resulted in a currency effect of MSEK -87 on sales and MSEK -4 on operating profit (EBIT) compared with the same period of the previous year.

# US/UK/Ireland

The share of services amounted to 40 percent (36) of the segment's total sales during the quarter. The market continues to be weak in the segment, and strong price pressure prevails within both implementation projects and services. Costs of MSEK 30 related to the restructuring program were charged during the quarter, which is expected to deliver annual savings of approximately MSEK 30 from the first quarter 2011.

**US/UK/Ireland's sales per quarter**

MSEK


500
400
300
200
100
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10

**US/UK/Ireland's Operating profit before amortization (EBITA) and EBITA margin per quarter[1]**

MSEK


60
50
40
30
20
10
0
12%
10%
8%
6%
4%
2%
0%
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09
Q1-10

[1]Excluding restructuring costs for 2008 and 2010.

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | Jan-Dec 2009 |
|---|---|---|---|
| **Sales** | 373 | 430 | 1,562 |
| *Sales growth, %* | *-13* | *3* | *-12* |
| *Organic sales growth, %* | *-1* | *-19* | *-21* |
| **Sales, Services** | 150 | 156 | 585 |
| *Sales growth, Services, %* | *-4* | *39* | *21* |
| *Organic sales growth, Services, %* | *8* | *9* | *8* |
| **Operating profit before amortization (EBITA)** | -20 | 6 | 51 |
| **Operating profit before amortization (EBITA)[1]** | 10 | 6 | 51 |
| *EBITA margin, %[1]* | *2.6* | *1.5* | *3.3* |
| **Operating profit (EBIT)** | -24 | 2 | 37 |
| **Operating profit (EBIT)[1]** | 6 | 2 | 37 |
| *Operating margin (EBIT), %[1]* | *1.7* | *0.6* | *2.4* |

[1]Excl. restructuring costs for 2010 amounting to MSEK 30.

**JANUARY-MARCH 2010**

Sales decreased by 13 percent to MSEK 373 (430), of which -1 percent was organic growth. Sales of services decreased by 4 percent during the quarter and amounted to MSEK 150 (156), of which the organic growth was +8 percent.
Sales of implementation projects decreased by 9 percent (-5) during the quarter, of which -6 percent (-24) was organic growth.
The sales mix between sales of implementation projects and sales of services has changed during the quarter, of which the share of services amounted to 40 percent (36).

The EBITA margin, excluding restructuring costs, amounted to 2.6 percent (1.5). The restructuring costs amounted to MSEK 30.
Changes in foreign exchange rates have resulted in a currency effect of MSEK -54 on sales and a negative currency effect of MSEK -2 on operating profit (EBIT) compared with the previous year.

# Restructuring programs

**Restructuring program 2010**

A restructuring program was initiated during the quarter aimed at reducing costs, increasing the centralization within the countries and thereby raising efficiency in the company. The program mainly relates to the operations within Mainland Europe. The program will deliver annual savings of approximately MSEK 180 with full effect from the first quarter 2011.The savings are apportioned as approximately MSEK 150 for Mainland Europe and approximately MSEK 30 for US/UK/Ireland. Restructuring costs related to the program amounted to MSEK 200 and were charged to results in the first quarter 2010. The costs are apportioned as cost of goods sold of MSEK 120 and selling and administrative expenses of MSEK 80. The cash flow has been negatively impacted by costs related to the restructuring program of MSEK 6 during the quarter. The remaining provision in the balance sheet amounts to MSEK 194 as of March 31, 2010.

The restructuring measures include:

- Reduction of the work force by approximately 350 people.
- Closure of several unprofitable local offices.
- Centralization of the operations within the countries.
- Clearer focus on and segmentation of the customer offer and increased efficiency within the sales force.

**Restructuring program 2008**

The measures included in the restructuring program 2008 have been implemented. The remaining provision in the balance sheet amounts to MSEK 55 as of March 31, 2010.

# Other financial information

**Financial position**

Niscayah's principal credit facility, Multicurrency Revolving Facility, aims to secure the group's ongoing financing needs and strategic growth and amounts to MSEK 3,000 in total, of which MSEK 760 has a remaining term of almost two years and MSEK 2,240 has a remaining term of almost four years. Outstanding loans under the credit facility amounted to MSEK 1,311 as of March 31, 2010 (MSEK 1,479 as of December 31, 2009) and were utilized in Swedish kronor, euro and US dollars.
The group's net debt amounted to MSEK 1,069 as of March 31, 2010 (MSEK 1,093 as of December 31, 2009) and equity amounted to MSEK 1,858 (MSEK 2,056 as of December 31, 2009).
The group's debt/equity ratio was 0.58 as of March 31, 2010 (0.53 as of December 31, 2009).
The group's financial net amounted to MSEK -1 (-9) during the period, of which effects from changes in foreign exchange rates in relation to the Swedish krona of an amount of MSEK 13 (10) impacted the financial net positively. The group's interest rate exposure relates to the group's credit facility and is managed by the use of interest rate derivatives whose market valuation effects are included in the group's net interest income. As of March 31, 2010, the average fixed interest term was 20.2 months.

**Operating cash flow (including costs for restructuring program)**

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | Jan-Dec 2009 |
|---|---|---|---|
| Operating profit before amortization (EBITA) | -99 | 139 | 523 |
| Investments in non-current assets | -26 | -42 | -138 |
| Reversal of depreciation and amortization | 41 | 48 | 183 |
| Net investments in non-current assets | 15 | 6 | 45 |
| Change in operating capital employed | 192 | 96 | 344 |
| Operating cash flow | 108 | 241 | 912 |
| Operating cash flow as a % of operating profit before amortization (EBITA) | -109 | 173 | 174 |

The operating cash flow for the period amounted to MSEK 108 (241), including restructuring programs. Excluding restructuring programs, the operating cash flow amounted to MSEK 123 (315). Cash flow for restructuring programs

amounted to MSEK -15 (-74), of which MSEK -6 relates to the program 2010 and MSEK -9 (-74) to the program 2008. The group's operating cash flow in relation to EBITA, excluding restructuring programs, amounted to 123 percent (226) for the period. Operating capital employed amounted to MSEK 581 (1,126) as of March 31, 2010.

**Investments, depreciation and amortization**

Investments in operational non-current assets decreased during the quarter and amounted to MSEK 26 (42), of which MSEK 16 (25) were in property, plant and equipment. Depreciation and amortization of operational non-current assets decreased during the quarter and amounted to MSEK 41 (48), of which MSEK 29 (39) were in property, plant and equipment.

**Divestments**

Niscayah Hong Kong Ltd was divested during the quarter. The company recorded sales of approximately MSEK 10 in 2009, which represented a loss. The divestment has a marginally positive effect on Niscayah's earnings per share.

**Employees**

The average number of employees was 5,441 during the first quarter (5,876 during the first quarter 2009).

**Tax**

Income tax for the first quarter amounted to MSEK +33 (-38) based on an annual tax rate of 30.4 percent (30.8).

**Parent Company**

Net sales for Niscayah Group AB amounted to MSEK 51 (15) during the first quarter. Profit after net financial items amounted to MSEK 52 (7) during the first quarter. Cash and cash equivalents amounted to MSEK 133 (MSEK 168 as of December 31, 2009). During the first quarter, the parent company invested MSEK 0 (0) in shares in subsidiaries and MSEK 4 (4) in other non-current assets.

**Significant risks and uncertainties**

Niscayah is exposed to both business (operational) risks and financial risks in its capacity as an international group. All risk management is conducted in line with policies and guidelines adopted by the board defining the responsibility and mandate and with overall objective of establishing risk awareness and preventive measures via effective processes and internal control within all business areas. The goal is to minimize both financial income effects as well as business-related losses but also to protect customers, employees and other stakeholders.

The group's business risk exposure is primarily attributable to risks in customer assignments such as delivery commitments, credit risks and liability risks in connection with the execution of the assignment. The group's business risk management is based on Niscayah's established risk analysis model which is focusing on important aspects of contract management as well as on processes in the entire business cycle. Insurance solutions are utilized to minimize any negative financial effects that may arise from indemnifications particularly related to liability issues, as well as property damage.

The financial risk exposure mainly consists of foreign exchange risk, interest rate risk, liquidity risk and refinancing risks in connection with the group's financing and current operations. Financial interest and foreign exchange derivative transactions may only be entered into with counterparties where ISDA agreements (netting agreements) are established and against existing underlying risk exposure. During the period, Niscayah had no outstanding financial positions to banks with credit ratings outside the established mandate or significant doubtful debts and bad debts.

Based on Niscayah's general risk exposure and the rate of recovery of the current market situation, uncertainty remains in respect of demand for Niscayah's services, particularly within implementation projects. Otherwise, no further significant risks have arisen since the publication of the 2009 Annual Report. For additional information about Niscayah's risk exposure and risk management refer to note 3 in the 2009 Annual Report.

**Transactions with related parties**

No transactions between Niscayah and related parties significantly impacting the company's financial position and earnings have taken place during the quarter.

# Other information

**Accounting principles**

This interim report was prepared in accordance with IAS 34, Interim Financial Reporting and according to the Swedish Financial Reporting Board's recommendation RFR 1.3, and for the Parent Company, according to recommendation, RFR 2.3. The accounting principles applied are in accordance with what may be seen in the 2009 annual report. New accounting standards which became effective on January 1, 2010 have had no impact on the consolidated financial statements as of March 31, 2010.

**Future reporting dates in 2010**

| | |
|---|---|
| July 29, 2010 | Interim report January-June 2010 |
| November 4, 2010 | Interim report January-September 2010 |

Stockholm, May 6, 2010

Niscayah Group AB (publ)
Håkan Kirstein
President and CEO

This report has not been subject to review by the company's auditors.

**Press conference**

A press conference will be held at Niscayah's head office at Lindhagensplan 70 in Stockholm on May 6, 2010 at 10.30 a.m. CET. To follow the press conference by phone (and ask questions), please call:
Sweden: + 46 (0) 8 50 520 270
UK: +44 (0) 207 509 5139
US: + 1 718 354 1226

For further information please contact:

| | |
|---|---|
| Håkan Kirstein, President and CEO | +46 10 458 8000 |
| Håkan Gustavson, CFO | +46 10 458 8000 |
| Johan Andersson, Investor Relations | +46 10 458 8023 |

Niscayah Group AB (publ.) is a world-leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Niscayah Group AB discloses the information provided herein pursuant to the Swedish Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication on May 6, 2010 at 08.30 a.m.

# Condensed Consolidated Income Statement

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | Jan-Dec 2009 |
|---|---|---|---|
| Sales | **1,681.0** | **2.001.9** | **7,621.0** |
| Cost of goods sold[1] | -1,225.3 | -1,331.9 | -5,019.1 |
| **Gross profit** | **455.7** | **670.0** | **2,601.9** |
| Selling and administrative expenses[1] | -555.1 | -530.7 | -2,078.6 |
| EBITA | **-99.4** | **139.3** | **523.3** |
| Amortization and impairment of acquisition related intangible assets | -8.0 | -8.1 | -30.6 |
| **Operating profit (EBIT)** | **-107.4** | **131.2** | **492.7** |
| Financial income and expenses[2] | -1.4 | -9.5 | -32.6 |
| **Profit before tax** | **-108.8** | **121.7** | **460.1** |
| Tax | 33.1 | -37.5 | -140.4 |
| **Net profit for the period** | **-75.7** | **84.2** | **319.7** |
| | | | |
| **Of which attributable to;** | | | |
| Shareholders in the parent company | -75.8 | 83.9 | 318.9 |
| Minority interests | 0.1 | 0.3 | 0.8 |
| | | | |
| Earnings per share before dilution, SEK | -0.21 | 0.23 | 0.87 |
| Earnings per share after dilution, SEK | -0.21 | 0.23 | 0.87 |

| | | | |
|---|---|---|---|
| **[1]Of which depreciation and amortization;** | | | |
| Property, plant and equipment | -28.8 | -39.2 | -142.4 |
| Intangible assets (excluding amortization of acquisition related intangible assets) | -12.4 | -8.6 | -40.7 |
| **Total depreciation and amortization (excluding amortization of acquisition related intangible assets)** | **-41.2** | **-47.8** | **-183.1** |
| | | | |
| **[1]Of which restructuring costs;** | | | |
| Cost of goods sold | -120.0 | - | - |
| Selling and administrative expenses | -80.0 | - | - |
| **Total restructuring costs** | **-200.0** | **-** | **-** |
| | | | |
| **[2]Financial income and expenses;** | | | |
| Interest income and other financial income | 1.0 | 1.2 | 21.0 |
| Interest expenses and other financial expenses | -15.7 | -21.0 | -78.6 |
| Exchange gains | 51.7 | 64.6 | 150.0 |
| Exchange losses | -38.4 | -54.3 | -125.0 |
| **Total financial income and expenses** | **-1.4** | **-9.5** | **-32.6** |

# Consolidated Statement of Comprehensive Income

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | Jan-Dec 2009 |
|---|---|---|---|
| **Net profit for the period** | **-75.7** | **84.2** | **319.7** |
| | | | |
| Actuarial gains and losses | - | - | 14.2 |
| Exchange differences | -121.4 | 48.6 | -105.4 |
| **Other comprehensive income for the period, net after tax** | **-121.4** | **48.6** | **-91.2** |
| | | | |
| **Total comprehensive income for the period** | **-197.1** | **132.8** | **228.5** |
| | | | |
| Total comprehensive income attributable to: | | | |
| The parent company's shareholders | -196.8 | 132.5 | 228.1 |
| Minority interest | -0.3 | 0.3 | 0.4 |

# Condensed Consolidated Balance Sheet

| MSEK | Mar 31, 2010 | Mar 31, 2009 | Dec 31, 2009 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Intangible assets | 2,544.9 | 2,752.0 | 2,606.9 |
| Property, plant and equipment | 239.6 | 371.3 | 300.9 |
| Deferred tax assets | 130.2 | 96.2 | 77.5 |
| Financial assets | 7.5 | 4.0 | 7.8 |
| Other receivables | 19.0 | 17.1 | 16.8 |
| **Total non-current assets** | **2,941.2** | **3,240.6** | **3,009.9** |
| **Current assets** | | | |
| Inventories | 244.7 | 302.9 | 263.6 |
| Trade receivables and other receivables | 2,249.6 | 2,865.8 | 2,311.2 |
| Derivative instruments | - | - | - |
| Cash and cash equivalents | 333.3 | 342.7 | 511.2 |
| **Total current assets** | **2,827.6** | **3,511.4** | **3,086.0** |
| TOTAL ASSETS | **5,768.8** | **6,752.0** | **6,095.9** |

| EQUITY | Mar 31, 2010 | Mar 31, 2009 | Dec 31, 2009 |
|---|---|---|---|
| Capital and reserves attributable to the parent company's shareholders | 1,850.9 | 2,061.6 | 2,047.7 |
| Minority interest | 7.5 | 7.7 | 7.8 |
| **Total equity** | **1,858.4** | **2,069.3** | **2,055.5** |
| LIABILITIES | | | |
| **Non-current liabilities** | | | |
| Borrowing | 1,328.3 | 1,880.7 | 1,498.1 |
| Other interest-bearing liabilities | - | 4.0 | - |
| Deferred tax liabilities | 160.6 | 155.1 | 157.7 |
| Provisions for pensions | 76.3 | 94.5 | 82.4 |
| Other liabilities | 4.5 | 0.0 | 4.8 |
| Other provisions | 107.9 | 88.9 | 51.4 |
| **Total non-current liabilities** | **1,677.6** | **2,223.2** | **1,794.4** |
| **Current liabilities** | | | |
| Borrowing | 40.7 | 57.0 | 41.8 |
| Other interest-bearing liabilities | 11.4 | 47.9 | 45.7 |
| Trade payables and other liabilities | 1,976.1 | 2,232.0 | 2,089.1 |
| Derivative instruments | 29.7 | 20.9 | 26.7 |
| Other provisions | 174.9 | 101.7 | 42.7 |
| **Total current liabilities** | **2,232.8** | **2,459.5** | **2,246.0** |
| TOTAL EQUITY AND LIABILITIES | **5,768.8** | **6,752.0** | **6,095.9** |

# Statement of changes in consolidated equity

| MSEK | Share capital | Other paid-up capital | Translation reserve | Retained earnings | Total | Minority interest | Total equity |
|---|---|---|---|---|---|---|---|
| | Equity attributable to the parent company's shareholders | | | | | | |
| Opening balance as at January 1, 2009 | 365.1 | 0.1 | 119.1 | 1,444.8 | 1,929.1 | 7.4 | 1,936.5 |
| Total comprehensive income for the period | - | - | 48.6 | 83.9 | 132.5 | 0.3 | 132.8 |
| **Closing balance as at March 31, 2009** | **365.1** | **0.1** | **167.7** | **1,528.7** | **2,061.6** | **7.7** | **2,069.3** |
| | | | | | | | |
| Opening balance as at January 1, 2010 | 365.1 | 0.1 | 14.1 | 1,668.4 | 2,047.7 | 7.8 | 2,055.5 |
| Total comprehensive income for the period | - | - | -120.8 | -76.0 | -196.8 | -0.3 | -197.1 |
| **Closing balance as at March 31, 2010** | **365.1** | **0.1** | **-106.7** | **1,592.4** | **1,850.9** | **7.5** | **1,858.4** |

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | Jan-Dec 2009 |
|---|---|---|---|
| Cash flow before changes in working capital | 52.6 | 64.2 | 443.1 |
| Changes in working capital | -17.7 | 124.4 | 500.1 |
| **Cash flow from operating activities** | 34.9 | **188.6** | **943.2** |
| Cash flow from investing activities | -25.4 | -61.3 | -162.5 |
| *Of which divestments/acquisitions of subsidiaries/operations[1]* | 0.4 | *-18.8* | *-20.0* |
| Cash flow from financing activities | -173.3 | -149.9 | -622.3 |
| **Cash flow for the period** | -163.8 | **-22.6** | **158.4** |
| | | | |
| Cash and cash equivalents at beginning of period | 511.2 | 356.4 | 356.4 |
| Cash flow for the period | -163.8 | -22.6 | 158.4 |
| Exchange rate differences in cash and cash equivalents | -14.1 | 8.9 | -3.6 |
| **Cash and cash equivalents at end of period** | 333.3 | **342.7** | **511.2** |

[1]The effect of the sale of Niscayah Hong Kong Ltd, 2010, has had a marginal impact on the consolidated balance sheet.

# Key ratios and other information

| | Jan-Mar 2010 | Jan-Mar 2009 | Jan-Dec 2009 |
|---|---|---|---|
| Sales growth, % | -16 | 11 | -5 |
| Organic sales growth, % | -9 | -6 | -12 |
| Gross margin, % | 27.1 | 33.5 | 34.1 |
| Gross margin, %[1] | 34.2 | 33.5 | 34.1 |
| Selling and administrative expenses margin, % | 33.0 | 26.5 | 27.3 |
| Selling and administrative expenses margin, %[1] | 28.3 | 26.5 | 27.3 |
| EBITDA margin, % | -3.5 | 9.3 | 9.3 |
| EBITDA margin, %[1] | 8.4 | 9.3 | 9.3 |
| EBITA margin, % | -5.9 | 7.0 | 6.9 |
| EBITA margin, %[1] | 6.0 | 7.0 | 6.9 |
| Operating margin (EBIT), % | -6.4 | 6.6 | 6.5 |
| Operating margin (EBIT), %[1] | 5.5 | 6.6 | 6.5 |
| Net margin, % | -4.5 | 4.2 | 4.2 |
| Share price at the end of the period, SEK | 13.90 | 9.85 | 14.85 |
| Dividend per share, SEK | - | - | 0.30 |
| Earnings per share, SEK | -0.21 | 0.23 | 0.87 |
| Number of outstanding shares | 365,058,897 | 365,058,897 | 365 058 897 |
| Average number of shares | 365,058,897 | 365,058,897 | 365 058 897 |
| Restructuring costs, MSEK | 200 | - | - |

| | Mar 31, 2010 | Mar 31, 2009 | Dec 31, 2009 |
|---|---|---|---|
| Operating capital employed, MSEK | 581.3 | 1,126.4 | 706.2 |
| Goodwill, MSEK | 2,117.6 | 2,320.6 | 2,196.1 |
| Acquisition related intangible assets, MSEK | 228.8 | 286.3 | 246.4 |
| Capital employed, MSEK | 2,927.7 | 3,733.2 | 3,148.7 |
| Net debt, MSEK | 1,069.3 | 1,663.9 | 1,093.2 |
| Equity, MSEK | 1,858.4 | 2,069.3 | 2,055.5 |
| Return on capital employed, %, (12 months) | 10 | 9 | 17 |
| Return on capital employed, %, (12 months)[1] | 15 | 15 | 17 |
| Return on equity, %, (12 months) | 8 | -18 | 16 |
| Debt/equity ratio, multiple | 0.58 | 0.80 | 0.53 |
| Equity/assets ratio, % | 32 | 31 | 34 |

[1] **Excl. restructuring costs for 2010 amounting to MSEK 200, apportioned as cost of goods sold of MSEK 120 and selling and administrative expenses of MSEK 80.**

For definitions see page 17 and the Annual report

# THE GROUP'S ORGANIC SALES GROWTH AND EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES

The calculation of organic sales growth and specification of changes in foreign exchange rates on operating profit EBITA and EBIT are presented below:

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | % |
|---|---|---|---|
| Sales | 1,681.0 | 2,001.9 | -16 |
| Acquisitions/disposals | 4.0 | - | |
| Change in foreign exchange rates from 2009 | 140.0 | - | |
| **Organic sales** | **1,825.0** | **2,001.9** | **-9** |
| | | | |
| EBITA excluding restructuring costs | | | |
| EBITA excluding restructuring costs | 100.6 | 139.3 | -28 |
| Change in foreign exchange rates from 2009 | 6.3 | - | |
| **EBITA excluding restructuring costs** | **106.9** | **139.3** | **-23** |
| | | | |
| Operating profit (EBIT) excluding restructuring costs | | | |
| Operating profit (EBIT) excluding restructuring costs | 92.6 | 131.2 | -29 |
| Change in foreign exchange rates from 2009 | 6.6 | - | |
| **Operating profit (EBIT) excluding restructuring costs** | **99.2** | **131.2** | **-24** |

# THE GROUP'S SEGMENTS, OVERVIEW JANUARY-MARCH

Niscayah's operations are divided into two different segments, Mainland Europe and US/UK/Ireland. Mainland Europe comprises the European market except for the UK and Ireland. The Anglo-Saxon market comprises the US, UK and Ireland. Other, includes Australia, Hong Kong and the parent company's costs.

| | Mainland Europe | | US/UK/Ireland | | Other | | Eliminations | | Group | |
|---|---|---|---|---|---|---|---|---|---|---|
| MSEK | 2010 | 2009 | 2010 | 2009 | 2010 | 2009 | 2010 | 2009 | 2010 | 2009 |
| Sales, external | 1,281.9 | 1,551.3 | 373.3 | 429.7 | 25.8 | 20.9 | - | - | 1,681.0 | 2,001.9 |
| Sales, internal | 0.0 | 0.0 | 0.1 | - | 4.5 | 2.2 | -4.6 | -2.2 | - | - |
| **Sales** | **1,281.9** | **1,551.3** | **373.4** | **429.7** | **30.3** | **23.1** | **-4.6** | **-2.2** | **1,681.0** | **2,001.9** |
| *Organic sales growth, %* | *-12* | *-2* | *-1* | *-19* | *36* | *-2* | - | - | *-9* | *-6* |
| EBITA excluding restructuring costs | 109.1 | 157.7 | 9.8 | 6.3 | -18.3 | -24.7 | - | - | 100.6 | 139,3 |
| *EBITA margin, % excl. restructuring costs* | *8.5* | *10.2* | *2.6* | *1.5* | - | - | - | - | *6.0* | *7,0* |
| Restructuring costs | -170.0 | - | -30.0 | - | - | - | - | - | -200.0 | - |
| EBITA | -60.9 | 157.7 | -20.2 | 6.3 | -18.3 | -24.7 | - | - | -99.4 | 139.3 |
| *EBITA margin, %* | *-4.7* | *10.2* | *-5.4* | *1.5* | - | - | - | - | *-5.9* | *7,0* |
| Amortization of acquisition related intangible assets | -4.7 | -4.2 | -3.3 | -3.8 | - | - | - | - | -8.0 | -8.1 |
| **Operating profit (EBIT)** | **-65.5** | **153.5** | **-23.6** | **2.5** | **-18.3** | **-24.7** | - | - | **-107.4** | **131.2** |
| *Operating margin (EBIT), %* | *-5.1* | *9.9* | *-6.3* | *0.6* | - | - | - | - | *-6.4* | *6.6* |
| Financial income and expenses | - | - | - | - | -1.4 | -9.5 | - | - | -1,4 | -9.5 |
| **Profit before tax** | **-65.5** | **153.5** | **-23.6** | **2.5** | **-19.7** | **-34.2** | - | - | **-108.8** | **121.7** |
| Operating capital employed | 222.4 | 767.5 | 123.8 | 197.3 | 235.1 | 161.6 | - | - | 581.3 | 1,126.4 |
| *Operating capital employed as % of sales* | *4* | *12* | *8* | *11* | - | - | - | - | *8* | *14* |
| Goodwill | 1,429.0 | 1,550.8 | 633.3 | 710.0 | 55.3 | 59.8 | - | - | 2,117.6 | 2,320.6 |
| Acquisition related intangible assets | 84.8 | 112.8 | 144.0 | 173.4 | - | - | - | - | 228.8 | 286.3 |
| **Capital employed** | **1,736.2** | **2,431.1** | **901.1** | **1,080.7** | **290.4** | **221.4** | **-** | **-** | **2,927.7** | **3,733.2** |

# CONSOLIDATED INCOME STATEMENTS PER QUARTER 2010 (EXCLUDING RESTRUCTURING COSTS)

| MSEK | Jan-Mar | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Dec |
|---|---|---|---|---|---|
| **Sales** | **1,681.0** | | | | |
| *Sales growth, %* | *-16.0* | | | | |
| *Organic sales growth, %* | *-9.0* | | | | |
| **Sales, Services** | 793.5 | | | | |
| *Sales growth, Services, %* | *-5* | | | | |
| *Organic sales growth, Services, %* | *3* | | | | |
| Cost of goods sold | -1,105.3 | | | | |
| **Gross profit** | **575.7** | | | | |
| *Gross margin, %* | *34.2* | | | | |
| Selling and administrative expenses | -475.1 | | | | |
| *Selling and administrative expenses, margin, %* | *28.3* | | | | |
| **EBITA** | **100.6** | | | | |
| *EBITA margin, %* | *6.0* | | | | |
| Amortization acquisition related intangible assets | -8.0 | | | | |
| **Operating profit (EBIT)** | **92.6** | | | | |
| *EBIT margin, %* | *5.5* | | | | |
| Financial income and expenses | -1.4 | | | | |
| **Profit before tax** | **91.2** | | | | |
| Costs for restructuring program 2010 | -200.0 | | | | |
| Tax | 33.1 | | | | |
| **Net profit for the period** | **-75.7** | | | | |

# CONSOLIDATED INCOME STATEMENTS PER QUARTER 2009

| MSEK | Jan-Mar | Apr-Jun | Jul-Sep | Oct-Dec | Jan-Dec |
|---|---|---|---|---|---|
| **Sales** | **2,001.9** | **1,916.6** | **1,741.4** | **1,961.1** | **7,621.0** |
| Sales growth, % | 11 | -2 | -7 | -18 | -5 |
| Organic sales growth, % | -6 | -13 | -12 | -17 | -12 |
| **Sales, Services** | 833.2 | 819.6 | 805.9 | 827.4 | 3,286.2 |
| Sales growth, Services, % | 19 | 11 | 8 | -6 | 7 |
| Organic sales growth, Services, % | 1 | -2 | 2 | -3 | -1 |
| Cost of goods sold | -1,331.9 | -1,254.7 | -1,132.7 | -1,299.8 | -5,019.1 |
| **Gross profit** | **670.0** | **661.9** | **608.7** | **661.3** | **2,601.9** |
| *Gross margin, %* | *33.5* | *34.5* | *35.0* | *33.7* | *34.1* |
| Selling and administrative expenses | -530.7 | -512.3 | -472.4 | -563.2 | -2,078.6 |
| *Selling and administrative expenses, margin, %* | *26.5* | *26.7* | *27.1* | *28.7* | *27.3* |
| **EBITA** | **139.3** | **149.6** | **136.3** | **98.1** | **523.3** |
| *EBITA margin, %* | *7.0* | *7.8* | *7.8* | *5.0* | *6.9* |
| Amortization acquisition related intangible assets | -8.1 | -7.8 | -7.4 | -7.3 | -30.6 |
| **Operating profit (EBIT)** | **131.2** | **141.8** | **128.9** | **90.8** | **492.7** |
| *EBIT margin, %* | *6.6* | *7.4* | *7.4* | *4.6* | *6.5* |
| Financial income and expenses | -9.5 | -8.3 | -3.2 | -11.6 | -32.6 |
| **Profit before tax** | **121.7** | **133.5** | **125.7** | **79.2** | **460.1** |
| Tax | -37.5 | -39.7 | -38.3 | -25.0 | -140.4 |
| **Net profit for the period** | **84.2** | **93.8** | **87.4** | **54.2** | **319.7** |

# Parent Company Income Statement Condensed

| MSEK | Jan-Mar 2010 | Jan-Mar 2009 | Jan-Dec 2009 |
|---|---|---|---|
| Net sales | 51.3 | 15.0 | 252.5 |
| Other operating expenses | -24.7 | -22.3 | -108.8 |
| **Operating profit** | **26.6** | **-7.3** | **143.7** |
| Profit from financial items, net | 25.0 | 14.4 | 150.7 |
| **Profit after financial items** | **51.6** | **7.1** | **294.4** |
| Appropriations | -11.6 | 54.0 | -93.9 |
| **Profit before tax** | **40.0** | **61.1** | **200.5** |
| Tax | -10.0 | 7.7 | -61.8 |
| **Net profit for the period** | **30.0** | **68.8** | **138.7** |

# Parent Company Balance Sheet Condensed

| MSEK | Mar 31, 2010 | Mar 31, 2009 | Dec 31, 2009 |
|---|---|---|---|
| ASSETS | | | |
| Non-current assets | 8,608.0 | 8,805.2 | 8,645.8 |
| Current assets | 724.4 | 786.8 | 835.2 |
| TOTAL ASSETS | **9,332.4** | **9,592.0** | **9,481.0** |
| EQUITY | **7,014.6** | **7,089.3** | **7,012.5** |
| Untaxed reserves | 240.0 | 136.8 | 240.0 |
| LIABILITIES | | | |
| Non-current liabilities | 1,339.3 | 1,872.0 | 1,529.5 |
| Current liabilities | 738.5 | 493.9 | 699.0 |
| **TOTAL EQUITY AND LIABILITIES** | **9,332.4** | **9,592.0** | **9,481.0** |

**Definitions**

**Return on equity:** Profit after tax divided by average equity
**EBIT:** Operating profit after depreciation, amortization and impairments of goodwill
**EBIT margin:** EBIT as a percentage share of sales
**EBITA:** Operating profit before amortization of acquisition related intangible assets, but after depreciation and amortization of property, plant and equipment and other intangible assets.
**EBITA margin:** EBITA as a percentage share of sales.
**EBITDA:** Operating profit before amortization.
**EBITDA margin:** EBITDA as a percentage share of sales.
**Selling and administrative expenses, margin:** Selling and administrative expenses as a percentage share of sales.
Other definitions are presented in Niscayah's Annual Report 2009, note 4: www.niscayah.com



# PRESS RELEASE

Stockholm, 7 May, 2010

## Utilisation of authorisation to repurchase treasury shares

The Annual General Meeting in Niscayah Group AB on 6 May 2010, resolved to authorise the Board of Directors to repurchase treasury shares for the period up until the Annual General Meeting 2011 corresponding to a maximum of 10 percent of the total number of shares in Niscayah Group AB.

On 6 May 2010, the Board of Directors resolved to utilise the authorisation and acquire a maximum number of 1 500 000 shares of class B in the company. The shares will be purchased over NASDAQ OMX Stockholm before 29 June 2010, at a price within the registered share price interval at any given time. The motive for the repurchase is to hedge to company's costs including costs for social security, in connection with the implementation of the long term performance based incentive program (LTIP 2010) resolved upon by the Annual General Meeting on 6 May 2010.

Niscayah Group AB does not hold any treasury shares.

**For further information please contact:**
Johan Andersson, Investor Relations +46 (0)10 458 80 23

This press release is also available on Niscayah's home page: www.niscayah.com

**Niscayah Group AB (publ)** is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

*Niscayah Group AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication at CET 08:30 on 7 May, 2010.*